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February 28, 2006

Stephen Krikorian
Accounting Branch Chief
One Station Place
100 F Street NE
United States Securities and Exchange Commission
Washington, D.C 20549


Dear Mr. Krikorian:

This letter is in response to your notice dated January 27, 2006. In providing this response, Powerhouse Technologies Group Inc. (the Company) acknowledges that:

     o The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

     o SEC staff comments or changes in disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o The Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities law of the United States.


FORM 10-KSB/A FILED ON DECEMBER 21, 2005, NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, NOTE 3. ACQUISITION OF FIRST PERSON SOFTWARE, INC. PAGE F-13

Comment 1:
We note your response to our prior comment in No.2. Your disclosure in Note 3 indicate that the amount allocated the intangible asset is $2,327,502 plus an additional $196, 135 due to the achievement of certain milestones, however, the total amount recorded in Note 4 for the intangible assets is $2,822,337. Explain why you allocated an additional $298,700 to the intangible asset.

Response

The additional allocation relates to journal entries booked to adjust legal expense incurred in connection with the Merger Agreement between the Company and First Person Software. The Company incurred legal fees of $298,700 in direct connection with the acquisition (Merger). The Company concluded that these fees should be capitalized as a part of the Merger and, therefore, represents an increase in software technology.

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NOTE 8. STOCKHOLDERS' EQUITY, PAGE F-19
Comment 2:
Your disclosure indicates that upon the effectiveness of your registration statement on December 23, 2004, the Company reclassified the Senior A Preferred Stock and warrants to permanent equity. Tell us whether the registration rights agreement associated with the warrants contains any provisions that require the Company to maintain an effective registration statement or there are any timely filing requirements. If so, tell us why you believe that the warrants are properly classified. Your response should address how you considered the guidance in SFAS 133 and EITF 00-19. See Current Accounting and Disclosure Issues in the Division of Corporation Finance Section II(B).

Response to Comment 2

As your comment notes, the underlying Common Stock and related warrants were included in the Form SB-2 originally filed on August 13, 2004, and the registration statement was later declared effective by the SEC. While the agreement with the investors did provide for timely filings going forward from that date, the Company believed it has fulfilled its obligations under the Registration Rights Agreement for the Senior A Preferred Stock when the Form SB-2 was declared effective.

In reaching its conclusion, the Company constructed the following scenario: If
(i) at any time after effectiveness of the registration statement, sales there under during the registration period (as defined) cannot be made for any reason, other than by reason of the operation of certain sections as defined in the Registration Rights Agreement, the Company would be penalized. The penalty accrues at a rate of 3% per month of the original amount invested, up to a maximum of 30%. Under EITF-00-19, the ability to maintain the effectiveness of a registration statement is deemed to be outside of the Company's control. However, the Company has determined the penalty, and specifically the cap placed on the penalty, is a reasonable discount for the difference between the fair values of the registered and unregistered shares issuable upon exercise of the financial instrument. Accordingly, upon the effectiveness of the registration statement, on December 23, 2004, the Company reclassed the related Senior A Preferred Stock and the warrant value to permanent equity.


Comment 3
We note that that certain warrants issued for services contain piggyback registration rights or registration obligations and liquidating damages. Indicate the number of warrants outstanding as of the September 30, 2005 that were issued in exchange for services. Provide us with your analysis regarding the classification and accounting for warrants. See Current Accounting and Disclosure Issues in the Division of Corporation Finance Section II(B). That is, indicate whether these warrants have registration rights. Your response should address how you considered the guidance in EITF 00-19 to
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determine whether the warrant should be classified as a liability. Also, refer to SFAS 133 DIG C-3.

Response to Comment 3:

As part of the fee to placement agents related to the raising of private capital in two transactions, as of September 30, 2005, the Company had issued a total of 1,978,490 warrants to the placement agents. The warrants have the identical Registration Rights as those received by the investors in those two financings.

We reviewed SFAS 133, DIG C-3 and EITF 00-19 as requested by the staff. DIG C-3 notes that an equity instrument granted to a non-employee typically ceases to be subject to SFAS 123R after performance has occurred. Performance by the placement agents is complete.

DIG C-3 states the next step is to determine if the scope exception in paragraph 11 (b) of SFAS 133 applies and continues, "Contracts issued or held by the reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders' equity in its statement of financial position" are not considered to be derivative instruments for purposes of SFAS 133. The warrants outstanding to placement agents meet both of the above tests and, therefore, the Company believes them not to be subject to SFAS 133.

Additionally, since the Placement Agents paid no cash consideration for their warrants, under the liquidating damages section, there is no possibility that the Placement Agents could redeem their warrants for cash. Thus, the Company considered these warrants permanent equity.


FORM 10Q FOR THE NINE-MONTHS ENDED SEPTEMBER 30, 2005. SOFTWARE TECHNOLOGY ASSETS, PAGE 8
Comment 4
We note that you have been realizing a gross margin loss on the sale of software for this reporting period. Provide us with your evaluation of the capitalized software cost as outlined in paragraph 10 of SFAS 86. This evaluation should compare your expectations for the year ending 2005 with your historical results. Further, this evaluation should demonstrate and support assertions that the next four years of the estimated useful life of this asset will be different. In addition, your critical accounting policy disclosure should clearly indicate the type and nature of assumptions used to evaluate the recoverability the asset. It appears that the primary assumptions and estimates are expected cash flows (i.e., net realizable value). That is, you should disclose how you arrived at the estimates, how accurate the assumptions have been and whether the assumptions are reasonably likely to change in the future. See SEC Release 33-8350 Section V.


Response to Comment 4:
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The Company acquired First Person Software for $2.8 million in June 2004 in order to own 100%, and thereby completely control, the development of the computer synchronization software developed by First Person. Following the acquisition, the Company has continued to add features and improvements to the software, but it is important to note that the acquired software remains the backbone of the technology sold by the Company today. Without the software acquired from First Person, PowerHouse Technologies would not be a viable business today.

Subsequent to the acquisition of First Person, new senior management assumed control of the Company, following the private placement of $6.1 million of additional capital in September 2005. In October, senior management completely re-evaluated the value of the acquired software in conformity with the principles of Paragraph 10 of SFAS 86.

Management came to the conclusion that the acquired software still retained great value. Management based this conclusion in part on the fact that the synchronization software acquired from First Person was responsible for the Company's success in coming to an agreement with M-Systems in May 2005 to put the software on millions of flash disks produced by M-Systems. As often happens, the time between a contract being signed, and full consumer release has taken longer than expected. However, the Company can report that as of December 31, 2005, M-Systems had installed the PowerHouse Technologies software on nearly a million flash drives, and in January 2006, M-Systems qualified an enhanced version of the PowerHouse Technologies' software, and plans to ship this version on over one million drives per month beginning in the March-April 2006 period.

Under the agreement with M-Systems, consumers will be able to use the PowerHouse Technologies' software for free for 45 days, and if the consumer then wants to purchase the PowerHouse Technologies' software, the consumer will go a website and complete the purchase for approximately $20.00, of which PowerHouse Technologies expects to receive approximately $5.50. At this point in time, the Company believes that at least 2.5- 7.00% of consumers will purchase the PowerHouse Technologies software.

Internally, Management is using the 2.5- 7.0% conversion assumption for its forecasts. With over one million drives shipping monthly, PowerHouse Technologies is projecting to record sales of approximately $137,000 to $385,000 per month, or from $1.6 to $4.6 million of annual revenue under its arrangement with M-Systems. These assumptions were arrived at in consultation not only with M-Systems (whose forecasts were significantly higher) but also after discussions with several other potential customers. It is also important to note, that PowerHouse Technologies has no "Cost of Goods Sold" expense with the distribution of its software via M-Systems, and that our support costs have been minimal to date.

Management believes the assumptions for sales via M-Systems are reasonable and justify the current value of the software asset of $2.1 million. At this time, PowerHouse Technologies is also engaged in discussions with additional potential partners for rights to bundle the PowerHouse Technologies software, not only on flash drives, but also on
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cell phones, PDA's, digital cameras, and bundled in the sale of new computer systems.

In summary, management referred to paragraph 10 in SFAS 86 and compared the net unamortized capitalized cost for computer software to the net realizable value of the product. As noted above, management conservatively estimates annual sales generated from the software of $1.6 million, with no cost of sales, and minimal support. We believe that the capitalized costs will be recovered in a relatively short period of time.

Thus, Management believes after its careful evaluation of the acquired software, relying on the rules under SFAS 86, that the assumption that the useful life of the software is for an additional four years is also still valid.


NOTE 7 EQUITY TRANSACTIONS, PAGE 11
Comment 5.
We note that on December 23, 2005 and September 22, 2005, the Company completed a private placement with certain investors for common stock and warrants. We further note from the Registration Rights Agreements dated December 23, 2005 and September 22, 2005 that you are required to pay liquidated damages in the event that a Registration Statement filed does not become effective within 90 days after the execution date of these agreements and are required to keep the Registration Statement effective until certain conditions have been met. Tell us how you considered the classification and accounting for the Registration Rights Agreements. See Current Accounting and Disclosure Issues in the Division of Corporation Finance Section II(B). Your response should address how you considered the guidance in EITF 00-19 for classification of the warrants and EITF Topic D-98 for classification of the shares of common stock.

Response to Comment 5:

We have examined carefully the literature cited by the SEC in its comment letter as described below.

We reviewed SFAS 133 and EITF 05-04 in connection with the Registration Rights Agreement and the related documents. Following the guidance in SFAS 133 and EITF 05-04, we concluded that the Registration Rights Agreement and the related documents were not a derivative and would be subject to the tests under EITF 00-19.

We then reviewed EITF 00-19 with particular emphasis on paragraph 16 as suggested in Current Accounting and Disclosure Issues in the Division of Corporate Finance Section II (B). We also reviewed EITF Topic D-98 with particular emphasis on paragraphs 7 through 9.

We reviewed EITF 05-04 and noted that paragraph 37 states "Current practice among the issuers of instruments with registration rights agreements is diverse." We also noted that several alternatives are presented for consideration by the Task Force. The SEC refers to these deliberations in Current Accounting and Disclosure Issues in the Division of
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Corporate Finance Section II (B) and notes that significant judgment is required to apply the rules in this area..

Given the degree of ambiguity in our analysis, the Company is considering whether it should seek to amend its Registration Rights Agreements with its investors to eliminate any potential redemption possibility. If that effort is not successful, the Company will amend its 10-QSB filing for the period ended September 30, 2005.

We trust that this letter adequately addresses your concerns in your letter of January 27, 2006.

Best regards,


/s/ Richard Liebman

Richard Liebman
Chief Financial Officer